Exhibit 99.1

Glass House Brands Completes Acquisition of PLUS, a Leading California Edibles Brand

- Acquisition Establishes Glass House as the Only Company with a Top 5 Position in Both the Flower and Edibles categories in California1 -

LONG BEACH, CA and TORONTO, April 28, 2022 // -- Glass House Brands Inc. (“Glass House'' or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., and Plus Products Inc. (“PLUS”) today announced that Glass House has completed the acquisition of the business of PLUS, a leading cannabis edibles company based in California2. The Company acquired PLUS for approximately US$25.6 million3 through a combination of unsecured convertible debt4 and equity, plus additional performance-based consideration.

“With a mission to create the largest cannabis brand-building platform in California, we are thrilled to announce the closing of our PLUS acquisition, positioning Glass House as the only company with a top 5 position in both the Flower and Edibles segments in the California market,” said Kyle Kazan, Glass House’s Chairman and Chief Executive Officer. “Edibles are a key component of our growth strategy as we further expand our product portfolio and build stronger brand awareness. We are incredibly excited to begin our work with the PLUS team to expand the presence of their premium products in our own retail stores and across our distribution network. The combination of our existing brand platform with PLUS will result in a substantial increase in our Total Addressable Market (“TAM”) opportunity in California and, eventually, across the US. The overlap between Glass House Brands’ active accounts and those of PLUS was less than 25% in the first quarter, with Glass House being stronger in Southern California and PLUS stronger in Northern California. Additionally, we aim to grow the PLUS brand nationally, which would expand its TAM by roughly 550% versus operating in California alone5.”

Mr. Kazan added, “The upside of the current struggle in the California market is that we believe we will find more attractively valued acquisition targets that are win-win propositions for all parties including the consumer. We look forward to entering this new stage of growth by executing on PLUS’ and Glass House’s shared vision of bringing innovative, high quality cannabis products to consumers.”

The Company's house cannabis brand, Glass House Farms, was the No. 1 ranked flower brand by sales in California in Q1 20226. PLUS is a leading edibles brand in California and was the No. 4 ranked edibles brand in California by sales in Q1 20226. Based on top-of-mind brand awareness, a common CPG metric measuring brand strength, PLUS is the No. 1 ranked brand in California in the gummy segment, the largest segment of the edibles category7.

Sources:

1.	BDS Analytics

2.	Specifically, the Company acquired the US business assets of Plus Products Inc. by merging a wholly-owned subsidiary with Plus Products Holdings Inc., a wholly-owned subsidiary of PLUS.

3.	Based on the trailing 10-day volume-weighted average price (“VWAP”) of Glass House Shares on the NEO prior to the date of execution of the definitive acquisition agreement on December 17, 2021 ($4.08 as of 12/16/21 close). Assuming the full vesting of the 1,794,791 RSUs that will be granted as part of the transaction the total purchase price would be approximately $33m.

4.	$20,504,850.96 CAD principal and accrued interest converted at 0.78 CAD:USD

5.	Based on BDSA 2026e Cannabis Market size projections for the US (US$46bn) and for California (US$7.1bn).

6.	BDSA Retail Sales Tracking

7.	Brightfield Consumer Study (N = 1,535 California Edible Consumers)

About PLUS

PLUS is a cannabis and hemp food company focused on using nature to bring balance to consumers’ lives. PLUS’s mission is to make cannabis safe and approachable – that begins with high-quality products that deliver consistent consumer experiences. PLUS is headquartered in San Mateo, CA.

About Glass House Brands

Glass House Brands is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and Chief Executive Officer, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”), including with respect to the Company, on a post-combination basis, being the only company with a top 5 position in both the Flower and Edibles categories in California; the Company’s vertically integrated platform allowing Glass House to expand the presence of its premium products in its own retail stores and across its distribution network; and for the Company achieving top sales rankings in both flower and edibles categories in California. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements, including the ability of the Company to expand the presence of its premium products in its own retail stores and across its distribution network, and the Company achieving top sales rankings in both flower and edibles categories in California, among other factors. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements.

For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Jamin Horn, General Counsel and Corporate Secretary

T: (562) 264 5078

jamin@glasshousegroup.com

Investor Relations Contact:

MATTIO Communications

T: (416) 992-4539

ir@mattio.com

Media Relations Contact:

MATTIO Communications Public Relations

glasshouse@mattio.com